CONSENT OF RENE LEBLANC

The undersigned hereby consents to the inclusion in the news release of Lithium Americas Corp. (the "Company") dated October 20, 2020 (the "News Release") of references to the undersigned's name with respect to the disclosure of scientific and technical information contained in the News Release (the "Technical Information"). The undersigned further consents to the incorporation by reference in the Company's Registration Statement on Form F-10 (No. 333- 249078), as amended and supplemented, filed with the United States Securities and Exchange Commission (the "SEC"), of the references to the undersigned's name and the Technical Information in the News Release, and the filing of the News Release with the SEC as a free writing prospectus.

/s/ Rene LeBlanc
Rene LeBlanc

Dated: October 20, 2020